
January 20, 2010

Mr. Luis Saenz
Chief Executive Officer
Li3 Energy, Inc.
Av. Pardo y Aliaga 699 Of. 802
San Isidro, Lima, Peru

RE:     **Form 8-K Item 4.01 filed January 20, 2010**
        **File #333-127703**

Dear Mr. Saenz:

We have reviewed your filings and have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone number listed at the end of this letter.

1.  Please amend the Form 8-K to state, if true, that the former accountant's reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's reports.  See Item 304(a)(1)(ii) of Regulation S-K.

2.  You currently disclose that during the period of GHB's engagement and through January 13, 2010 there were no reportable events.  Item 304(a)(1)(v) of Regulation S-K requires disclosure of reportable events that occurred within the two most recent fiscal years and through the date of dismissal of your former accountant.  Given that you just engaged GHB, your disclosure does not appear to satisfy the requirements of Item 304(a)(1)(v) of Regulation S-K.  Please revise accordingly.

3.  You currently disclose that you did not consult with GHB regarding the matters noted in Item 304(a)(2) of Regulation S-K during the period of GHB's engagement and through

Luis Saenz
Chief Executive Officer
January 20, 2010
Page 2

January 13, 2010.  Item 304(a)(2) of Regulation S-K requires this disclosure for the two most recent fiscal years and through the date of engagement.  Please revise accordingly.

4.  To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

\*\*\*\*\*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter.  Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time.  You may wish to provide us with marked copies of each amended filing to expedite our review.  Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,


Jeffrey Gordon
Staff Accountant